

MYRIAD | momentum

2006 *Annual Report*

Targeted.

Progressive.

Energetic.

Successful.

Powerful.

Confident.

Hopeful.

Optimistic.

Alert.

Recharged.

THESE WORDS CHARACTERIZE OUR COMPANY.

THESE WORDS EXPRESS HOW PATIENTS IN TREATMENT FEEL ABOUT THEIR LIVES.

114

million dollars

Myriad's FY 2006 total revenues. Our predictive medicine product revenues exceeded $100 million for the first time.



Peter D. Meldrum *John Henderson, M.D.*

To our shareholders

On October 5, 2005, Myriad celebrated its 10th anniversary as a public company. It was an important anniversary that highlighted a year of accomplishment. While this, and the other milestones we achieved last year are important, there is simply no time to rest on past success. Our drive to achieve must be relentless. Since the beginning, Myriad has encouraged an entrepreneurial atmosphere to propel its people toward specific goals. From the initial discovery of the genes that cause hereditary breast cancer, to completing enrollment of patients in the most comprehensive clinical trial ever undertaken to study Alzheimer's disease, we've met every challenge with drive and determination. The result of our dedication to progress, the quality of our science, and our commitment to developing products that improve the health of patients–all enabled by a critical mass of human and financial resources–has provided Myriad with *momentum.*

In FY2006, this momentum helped our company set new revenue records when, for the first time, we posted over $100 million in sales of our predictive medicine products. This represents a 41% increase over the previous year. We tested our 100,000th patient with BRACAnalysis®, the test that pioneered the fields of both predictive and personalized medicine and, in the process, revolutionized how hereditary breast and ovarian cancers are diagnosed and treated. We accelerated past milestones in drug development as well. For example, Myriad completed a 24-month Phase 2 study of Flurizan™ with 207 Alzheimer's patients. The data, which suggests a potential for slowing the progress of the disease, was so encouraging that we expanded our U.S. Phase 3 clinical trial to include more patients and allowed them to be on Flurizan for a longer period of time, as well as initiating a second Phase 3 study in Europe. Our belief is that additional data will convincingly demonstrate the full potential of the drug candidate to slow or perhaps even halt this insidious, destructive disease. Our clinical trials with Azixa™ (MPC-6827) in cancer patients with metastatic brain tumors, and MPC-2130 in patients with blood cancers, are also moving steadily forward and showing good promise. Azixa, in fact, has reached its endpoints in Phase 1 and is being readied for study in Phase 2 clinical trials.

We initiated human clinical studies with MPC-0920, a novel anti-thrombotic, that we hope may one day replace the commonly used but very challenging drug that is now six decades old. The introduction of MPC-0920 into the clinic supports our goal of adding one or two new drug candidates each year. An aggressive–but focused–research effort, in combination with potential in-licensing opportunities and collaborative projects, will continue to fill our drug development pipeline with exciting new possibilities for future pharmaceuticals.

One such collaborative project is our five-year agreement with Abbott Laboratories to discover and develop novel therapeutics. Not simply research-for-hire, this agreement is a true collaboration in which both organizations will combine strengths to create a valuable new resource for development of drug targets. Myriad will apply its target discovery technologies and pass those findings to Abbott for screening against their extensive, small-molecule compound libraries. The leads generated from this process will then be allocated–40% to Myriad and 60% to Abbott, according to our disease focus areas–and taken forward through development by the respective company. Such a cooperative effort is another way Myriad will ensure a fresh flow of creative solutions for treating the diseases afflicting society.

The momentum from recent achievements is now being harnessed to drive Myriad toward a new year of accomplishment, as we move into our second decade of pioneering success in the life sciences.

And to all our shareholders, friends, partners, and employees who have helped us achieve so much in our first 10 years, please accept our warmest heartfelt thanks.

Sincerely yours,

John Henderson, M.D.
Chairman

Peter D. Meldrum
President and Chief Executive Officer



MYRIAD IS NOW TEN YEARS OLD AS A PUBLICLY TRADED COMPANY. MUCH HAS CHANGED IN THAT DECADE. BUT ONE ASPECT REMAINS THE SAME AS EVER: WE HAVE NEVER WAVERED IN OUR COMMITMENT TO THE PRINCIPLE THAT PREDICTING AND PREVENTING DISEASE IS BETTER THAN TREATING. AND TREATING THE CAUSE OF A DISEASE IS ULTIMATELY MORE EFFICACIOUS THAN TREATING ITS SYMPTOMS. THE FORWARD PROGRESS WE CONTINUE TO EXHIBIT IN OUR NUMEROUS SUCCESSFUL TRIALS OF NOVEL, THERAPEUTIC AND MOLECULAR DIAGNOSTIC PRODUCTS IS THE BEST EVIDENCE OF THAT FIRMLY HELD PHILOSOPHY.

A company in motion.

MYRIAD'S STORY IS ULTIMATELY ABOUT PEOPLE AND THEIR LIVES. OUR ABILITY TO HELP TREAT SOME OF HUMANITY'S MOST RUTHLESS DISEASES CANNOT AND MUST NOT BE ISOLATED FROM THE PERSONS WHO SUFFER FROM THOSE AILMENTS–OR FROM THE ONES CHARGED WITH THEIR CARE. SO ANY STORY ABOUT OUR PROGRESS MUST SIMULTANEOUSLY BE AN ACCOUNT OF THEIRS. AND SO IT IS.

14 million

The number of Americans expected to contract Alzheimer's disease by the year 2050. With no improvement in treatment therapies, this will adversely affect our overburdened healthcare system by some $150 billion. Myriad is moving decisively toward a solution.

Flurizan's promise continues to expand.

Myriad momentum begins with the continuing battle against Alzheimer's disease, an insidious neurodegenerative condition that affects our elderly population in ever increasing numbers, robbing them-and their loved ones-of leading full, productive lives.

Science has only recently begun to fundamentally understand the source of Alzheimer's disease: a build-up of a sticky peptide material known as amyloid beta 42, that blocks the link between cells, along with the normal cognitive functions those connections support. As the condition worsens, cells die and are not replaced, resulting in an irreversible level of disease and, eventually, profound dementia and death. Myriad has recently completed a Phase 2 clinical trial of Flurizan, one of a new class of drug candidates known as selective amyloid lowering agents (SALA). The results of this phase of testing indicate a significant improvement in memory and global function among patients with mild Alzheimer's, compared to patients taking placebo. In fact, analysis of data from mild Alzheimer's disease patients show that those who achieved the greatest concentrations of Flurizan demonstrated a statistically significant 48% reduction in decline in activities of daily living. In addition to measures of efficacy, the Phase 2 trial results showed that Flurizan was well tolerated over the two years under study.

The U.S. Phase 3 trial of Flurizan, which recently completed enrollment, is the most comprehensive placebo-controlled study ever undertaken of an investigational medicine in patients with Alzheimer's disease, with a total of approximately 1,600 patients enrolled for 18 months. Patients enrolled in the study take 800 mg of either Flurizan or placebo twice daily, and attend periodic physician visits for analysis of performance in memory, cognition and behavioral tests. The two clinical endpoints of the study are ADAS-cog and ADCS-ADL, two of the three studied in the Phase 2 trial, in which patients experienced cognitive and behavioral benefit ranging from 34% to 48%. The U.S. Phase 3 trial is designed with an 18-month study period, however, an interim review of the data after 12 months has the potential to halt the trial early if exceptional results are achieved. As was the case with the Phase 2 study, all patients in the U.S. Phase 3 study are permitted to take current standard of care medicines, in addition to Flurizan or placebo. As a result, Flurizan benefits are over and above any benefit provided by the current standard of care drugs. A similar study is currently enrolling in Europe. Information on participation is available through e-mail to: clinicaltrials@myriad.com, or by calling 1-800-649-7316.



Lucy's Story

LUCY TYPIFIES THE PLIGHT OF THE ALZHEIMER'S PATIENT. AT 84, SHE STILL ENJOYED A RICH, FULL LIFE, AND PRIDED HERSELF ON PREPARING SUNDAY DINNER FOR HER EXTENDED FAMILY. LUCY'S ACUITY BEGAN TO DETERIORATE DURING THE PAST FEW YEARS, HOWEVER, TO THE POINT WHERE SHE BECAME UNABLE TO ACCOMPLISH EVEN THE SIMPLER TASKS ASSOCIATED WITH PREPARING THE TABLE. CASE IN POINT: ARRANGING THE SAME CONDIMENT TRAY SHE HAD PREPARED FOR HER FAMILY FOR 40 YEARS WAS SIMPLY TOO VEXING. HER FAMILY WISELY RECOGNIZED THE SYMPTOMS, AND ENROLLED HER IN MYRIAD'S PHASE 2 FLURIZAN STUDY. HER HUSBAND FRANK NOTICED SYMPTOMS LIKE LUCY'S IN HIMSELF, AND VOLUNTEERED TO PARTICIPATE IN THE STUDY AS WELL.

Brain cancer v. brainpower.

Despite having made steady progress in the treatment of primary tumors, whether breast, colon, lung or other, health professionals are wary of the tendency of cancer cells to spread to other areas of the body in a process known as metastasis. Metastasis often produces multiple brain tumors, posing an even more serious challenge for oncologists. The standard of care for these patients is primarily surgery and whole brain radiation. Survival after a brain tumor diagnosis is decidedly short, ranging from five to 55 weeks, depending on the tumor status and treatment choice. Patients with metastatic brain tumors have very limited options: there is currently no approved chemotherapy for metastatic brain cancer. Most anticancer drugs are unable to cross the blood/brain barrier in sufficient concentration to achieve clinical benefit to the patient. A compound developed by Myriad, however, is moving steadily forward and showing great promise, and providing a ray of hope.

Azixa: A dynamic, new cancer therapy.

During the past year, Myriad announced it had begun a second Phase I clinical trial with its investigative cancer drug, Azixa (MPC-6827) for the treatment of primary brain tumors. This new human clinical study is evaluating the potential of Azixa to treat brain cancer by achieving therapeutic concentrations in the brain sufficient to treat tumors without significant systemic exposure or toxicity. Myriad is currently conducting trials at the M.D. Anderson Cancer Center in Houston, and the Huntsman Cancer Center in Salt Lake City. In preclinical studies, Azixa was able to reach 1470% greater concentration in the brain than in the blood, demonstrating the ability to cross the blood/brain barrier and get to the source of the disease. Myriad believes the strong and selective brain penetration of Azixa suggests a special opportunity to study anti-tumor activity in patients with primary brain tumors that are resistant to current standard of care therapy.

1,470 percent

The percentage increase in concentration achieved in the brain as compared to the blood, by Myriad's compound Azixa™, in preclinical studies. The drug is designed to treat tumors without significant systemic exposure or toxicity, and is now in human testing. The highest brain penetration percentage of drugs currently used in treating brain cancer is just 29% of the blood concentration.



Mark's Story

FROM THE TIME HE FIRST BUILT AND FLEW MODEL AIRPLANES OUT OF BALSA WOOD WITH SMALL GAS ENGINES, MARK KNEW HE HAD AN OBSESSION WITH FLYING. IT WAS NO SURPRISE, THEN, WHEN HE ENLISTED IN THE AIR FORCE AND BEGAN WORKING AND LIVING IN AND AROUND THE MOST ADVANCED AIRCRAFT EVER CREATED. BUT MARK'S ROLE AS A MILITARY MAN HAD TO TAKE A BACKSEAT TO A MORE PRESSING ROLE—CANCER PATIENT—AFTER HE WAS DIAGNOSED WITH A MALIGNANT LUNG TUMOR. THE TUMOR WAS SUCCESSFULLY TREATED, BUT NOT BEFORE IT HAD SPREAD TO HIS BRAIN. TODAY, MARK IS CONTINUING TO PURSUE HIS LOVE OF AVIATION, WHILE PROMOTING RESEARCH INTO BETTER TREATMENTS FOR BRAIN CANCER.



Rebecca's Story

REBECCA'S MOTHER DIED OF BREAST CANCER WHEN SHE WAS STILL A TEENAGER, AND HER SISTER WAS DIAGNOSED WHEN THEY WERE BOTH YOUNG ADULTS. REBECCA ALWAYS KNEW THAT BREAST CANCER RAN IN HER FAMILY AND ASSUMED THAT SHE WAS AT HIGH RISK. GENETIC TESTING IDENTIFIED A MUTATION IN HER, AS WELL AS SEVERAL OF HER FAMILY MEMBERS. THE POWER OF THAT INFORMATION ALLOWED HER TO WORK WITH HER HEALTHCARE PROVIDERS TO TAKE STEPS TO MANAGE HER CANCER RISK. SHE DECIDED TO HAVE A PREVENTIVE OOPHORECTOMY TO REDUCE THE RISK OF OVARIAN CANCER AND BREAST CANCER. REBECCA FEELS GENETIC TESTING HELPED HER MAKE THESE DECISIONS AND DO EVERYTHING IN HER POWER TO FIGHT THE HIGH RISK OF CANCER THAT SHE INHERITED. JUST AS IMPORTANT, IT HAS ALSO EMPOWERED HER TO MOVE FORWARD IN LEADING A RICH, FULL, ACTIVE LIFE.

A dynamic milestone, measured in human terms.

On another front, 2006 will be noted as the year Myriad passed a key milestone: It was during the year just past that we registered 100,000 women who have been evaluated with BRACAnalysis®. This is the test that pioneered the fields of both predictive and personalized medicine and, in the process, revolutionized how hereditary breast and ovarian cancers are diagnosed and treated. It is especially gratifying that the volume of testing increases every year.

Expanding capacity.

The continuous growth in demand for BRACAnalysis taxed the resources of pre-test and post-test counseling staff to deliver the level of service for which they've become so well known. Today, thanks in large part to a Myriad program, there is now a healthy supply of trained professionals. Our company has assisted in the education of over 3,000 new specialists to identify and counsel patients. In 2006, approximately 6,500 different physicians ordered our genetic tests. Because there are so many more women who would benefit from testing, Myriad is starting a new initiative directed to the OB/GYN community, aggressively adding sales reps, and building our customer service component.

MELARIS®	*A genetic test for hereditary melanoma*
BRAC*Analysis*®	*A genetic test for hereditary breast and ovarian cancer*
COLARIS®	*A genetic test for hereditary nonpolyposis colorectal cancer (HNPCC)*
COLARIS *AP*®	*A genetic test for adenomatous polyposis syndromes*

82 percent

Patients with a positive Colaris AP test who will be diagnosed with colorectal cancer by age 50.

Two powerful Myriad tests for colorectal and endometrial cancers.

Research has shown that up to ten percent of colorectal and endometrial cancers are due to inherited cancer syndromes. One of these inherited syndromes is known as hereditary nonpolyposis colorectal cancer (HNPCC). Individuals with HNPCC have up to an 80 percent risk of colorectal cancer and up to a 71 percent risk of endometrial cancer by age 70. Additionally, persons with HNPCC may have more than one type of cancer. These cancers may be diagnosed at the same or at different times. Along with colorectal and endometrial cancer, other HNPCC-related cancers include ovarian, stomach, kidney/urinary tract, brain, biliary tract, pancreas, small bowel, and sebaceous adenomas. It is important to check your family history for these cancers in addition to colorectal and/or endometrial cancers. Myriad has developed hereditary screening tests—Colaris and Colaris AP—two effective, risk-reducing options available to those patients who are at increased risk for cancer due to inherited colon cancer syndromes. In addition, we're working diligently with clinical oncologists to encourage screening among individuals with a family history of these diseases. These are life-saving procedures that can be taken at a very low cost.

61 percent

Reduction in size of drug-resistant cancer, as a result of pre-clinical treatment with MPC-2130.

Progress in the treatment of advanced metastatic tumors and blood cancers.

Leukemia and lymphoma are classified as blood cancers. As such, they represent but two of a complex array of blood cancer-related diseases Myriad is addressing through an interesting new compound, MPC-2130. MPC-2130 is an investigational new cancer drug being developed by Myriad for the treatment of advanced metastatic tumors or blood cancers, as well as refractory cancers that have progressed despite previous chemotherapy. MPC-2130 is a broad-acting inducer of apoptosis in cancer cells, although MPC-2130 promotes programmed cell death in tumor cells at a later point in the apoptotic pathway than Azixa. In preclinical studies, MPC-2130 has demonstrated significant cancer cell killing activity in ovarian cancer, prostate cancer and two lymphoma cell lines, Burkitt's lymphoma and T-cell lymphoma.

"MPC-2130 is our second investigational drug for cancer to enter the clinic using the apoptotic pathway and fighting cellular proliferation by causing cancer cells to self-destruct," noted Adrian Hobden, Ph.D., President of Myriad Pharmaceuticals, Inc. "However, our two cancer compounds are very different and function at independent points in the apoptosis pathway."

Melanoma: Exciting new protocols based on predictive medicine.

Melanoma is a form of skin cancer that is highly curable when caught early. While it accounts for only a small portion of skin cancer cases, melanoma causes most skin cancer-related deaths, and the various strains of this cancer appear to be increasing. It is estimated that up to 10 percent of melanomas are associated with familial or inherited syndromes. In fact, most hereditary melanoma can be traced to mutations in a specific gene called *p16*. Myriad's Melaris is a hereditary screening test that is proving effective both in determining future melanoma risk, as well as helping determine the type of therapy that should be used.

Tony's Story

TONY IS EMBLEMATIC OF MANY OF THE PERSONS WHO ARE AFFLICTED WITH LEUKEMIA: YOUNG, ACTIVE, ENERGETIC AND, ULTIMATELY, VERY SICK. A SUCCESSFUL SALES REPRESENTATIVE FOR A HIGH-TECH COMPANY, TONY'S ACTIVE LIFESTYLE CAME TO AN ABRUPT HALT WHEN HE WAS DIAGNOSED WITH A PARTICULARLY AGGRESSIVE FORM OF THE DISEASE AT THE AGE OF 37. HE PURSUED ACTIVE TREATMENT OVER THE COURSE OF 18 MONTHS, AND GRADUALLY BEGAN TO NOTICE A DRAMATIC REDUCTION OF ITS SYMPTOMS. TODAY, TONY ENTHUSIASTICALLY–BUT CAUTIOUSLY–REFERS TO HIMSELF AS "CANCER-FREE," AND HAS RESUMED THE KIND OF ACTIVITY THAT WAS HIS TRADEMARK BEFORE HE WAS DIAGNOSED. HE ENTHUSIASTICALLY SUPPORTS EFFORTS TO FIND NEW WAYS TO FIGHT BLOOD CANCERS, AND HAS EVEN TAKEN UP THE CAUSE BY PROMOTING HIGH-PROFILE FUND RAISING ACTIVITIES AND EVENTS IN HIS COMMUNITY.



Directors and Officers

JOHN T. HENDERSON, M.D.	Chairman of the Board *President, Futurepharm, LLC*
WALTER GILBERT, PH.D.	Vice Chairman of the Board *Carl M. Loeb University Research Professor emeritus at Harvard University*
PETER D. MELDRUM	President, Chief Executive Officer and Director
ROBERT S. ATTIYEH	Director *Manager, Beacon Hill Properties, LLC*
ARTHUR H. HAYES JR., M.D.	Director *President and COO, Mediscience Associates*
DENNIS H. LANGER, M.D., J.D.	Director *Managing Partner, Phoenix IP Ventures*
MARK H. SKOLNICK, PH.D.	Chief Scientific Officer and Director
LINDA S. WILSON, PH.D.	Director *President emerita, Radcliffe College*
GREGORY C. CRITCHFIELD, M.D.	President of Myriad Genetic Laboratories, Inc.
MARK C. CAPONE	Chief Operating Officer, Myriad Genetic Laboratories, Inc.
JAMES S. EVANS	Vice President of Finance
ADRIAN N. HOBDEN, PH.D.	President of Myriad Pharmaceuticals, Inc.
WILLIAM A. HOCKETT III	Executive Vice President, Corporate Communications
JERRY S. LANCHBURY, PH.D.	Executive Vice President, Research
WAYNE LASLIE	Chief Operating Officer, Myriad Pharmaceuticals, Inc.
RICHARD M. MARSH	Executive Vice President, General Counsel and Secretary
JAY M. MOYES	Chief Financial Officer
S. GEORGE SIMON	Executive Vice President, Business Development

Myriad Genetics:

Financial Report

Selected Consolidated Financial Data

Years Ended June 30,	2006	2005	2004	2003	2002
In thousands, except per share amounts					
CONSOLIDATED STATEMENT OF OPERATIONS DATA					
Predictive medicine revenue	$ 100,621	$ 71,325	$ 43,294	$ 34,683	$ 26,821
Research revenue	13,658	11,081	11,748	27,822	27,015
Related party research revenue	—	—	1,606	1,816	—
Total research revenue	13,658	11,081	13,354	29,638	27,015
Total revenues	114,279	82,406	56,648	64,321	53,836
Costs and expenses:					
Predictive medicine cost of revenue	27,644	20,322	13,751	12,553	10,717
Research and development expense	83,757	59,243	50,697	47,589	36,295
Selling, general, and administrative expense	48,467	43,586	34,835	31,525	25,484
Total costs and expenses	159,868	123,151	99,283	91,667	72,496
Operating loss	(45,589)	(40,745)	(42,635)	(27,346)	(18,660)
Other income (expense):					
Interest income	7,412	2,798	2,025	2,900	5,385
Other	(12)	(2,031)	(10)	38	(214)
Loss before income taxes	(38,189)	(39,978)	(40,620)	(24,408)	(13,489)
Income taxes	—	—	—	417	500
Net loss	$ (38,189)	$ (39,978)	$(40,620)	$(24,825)	$(13,989)
Basic and diluted net loss per share	$ (1.05)	$ (1.30)	$ (1.49)	$ (0.96)	$ (0.59)
Basic and diluted weighted average shares outstanding	36,278	30,720	27,326	25,730	23,660

As of June 30,	2006	2005	2004	2003	2002
CONSOLIDATED BALANCE SHEET DATA					
Cash, cash equivalents and marketable investment securities	$ 227,744	$ 113,843	$ 141,839	$ 126,292	$ 124,243
Working capital	225,465	112,270	148,586	137,003	108,002
Total assets	276,603	158,958	188,356	182,823	157,390
Stockholders' equity	249,781	135,673	173,276	163,486	128,869

Quarterly Financial Data

Unaudited

Quarters Ended	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
In thousands, except per share amounts				
CONSOLIDATED STATEMENT OF OPERATIONS DATA				
Predictive medicine revenue	$ 28,833	$ 26,867	$ 23,392	$ 21,529
Research revenue	3,192	2,942	3,938	3,585
Total revenue	32,025	29,809	27,330	25,114
Costs and expenses:				
Predictive medicine cost of revenue	8,064	7,505	6,272	5,803
Research and development expense	24,294	21,967	19,030	18,466
Selling, general and administrative expense	13,649	12,291	11,628	10,898
Total costs and expenses	46,007	41,763	36,930	35,167
Operating loss	(13,982)	(11,954)	(9,600)	(10,053)
Other income (expense):				
Interest income	2,545	2,407	1,649	811
Other	13	(24)	(1)	—
	2,558	2,383	1,648	811
Net loss	$ (11,424)	$ (9,571)	$ (7,952)	$ (9,242)
Basic and diluted net loss per share	$ (0.29)	$ (0.24)	$ (0.22)	$ (0.30)
Basic and diluted weighted average shares outstanding	39,547	39,232	35,547	30,866

Quarters Ended	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
In thousands, except per share amounts				
CONSOLIDATED STATEMENT OF OPERATIONS DATA				
Predictive medicine revenue	$ 20,975	$ 18,386	$ 17,535	$ 14,429
Research revenue	5,121	1,575	2,104	2,281
Total revenue	26,096	19,961	19,639	16,710
Costs and expenses:				
Predictive medicine cost of revenue	5,655	5,297	5,131	4,239
Research and development expense	16,025	15,540	14,546	13,132
Selling, general and administrative expense	13,158	9,834	10,638	9,956
Total costs and expenses	34,838	30,671	30,315	27,327
Operating loss	(8,742)	(10,710)	(10,676)	(10,617)
Other income (expense):				
Interest income	755	724	687	632
Other	(1,965)	—	(59)	(7)
	(1,210)	724	628	625
Net loss	$ (9,952)	$ (9,986)	$ (10,048)	$ (9,992)
Basic and diluted net loss per share	$ (0.32)	$ (0.32)	$ (0.33)	$ (0.33)
Basic and diluted weighted average shares outstanding	30,800	30,749	30,682	30,649

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

We are a leading biotechnology company focused on the development and marketing of novel therapeutic and molecular diagnostic products. We employ a number of proprietary technologies that permit us to understand the genetic basis of human disease and the role that genes and their related proteins play in the onset and progression of disease. We use this information to guide the development of new healthcare products that will treat major diseases and assess a person's risk of disease later in life.

We have devoted substantially all of our resources to undertaking our drug discovery and development programs, operating our predictive medicine business, and continuing our research and development efforts. We have three reportable operating segments: (1) research, (2) predictive medicine, and (3) drug development. See Note 8 "Segment and Related Information" in the notes to our consolidated financial statements for information regarding these operating segments. Our revenues have consisted primarily of sales of predictive medicine products and research payments. We have yet to attain profitability and, for year ended June 30, 2006, we had a net loss of $38.2 million. As of June 30, 2006 we had an accumulated deficit of $217.4 million.

We expect to incur losses for at least the next several years, primarily due to the expansion of our drug discovery and development efforts, the initiation and continuation of human clinical trials, the launch of new molecular diagnostic products, the performance of our internal research and development programs, and expansion of our facilities. We incurred research and development expenses of $83.8 million, $59.2 million, and $50.7 million for the years ended June 30, 2006, 2005, and 2004 respectively. Additionally, we expect to incur substantial sales, marketing and other expenses in connection with building our pharmaceutical and predictive medicine businesses. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those policies which are both important to the portrayal of a company's financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies are as follows:

- revenue recognition;
- allowance for doubtful accounts; and
- share-based payment expense.

Revenue Recognition. Predictive medicine revenues include revenues from the sale of predictive medicine products, forensic DNA analysis fees, and related marketing agreements. Predictive medicine revenue is recognized upon completion of the test or analysis and communication of results and when collectibility is reasonably assured. Up-front payments related to marketing agreements are deferred and recognized ratably over the life of the agreement.

Research revenues include revenues from research agreements, milestone payments, and technology licensing agreements. In applying the principles of SAB 104 to research and technology license agreements we consider the terms and conditions of each agreement separately to arrive at a proportional performance methodology of recognizing revenue. Such methodologies involve recognizing revenue on a straight-line basis over the term of the agreement, on a basis of costs incurred relative to the total estimated contract costs (cost-to-cost method), or on the basis of contractually defined output measures such as units delivered. We make adjustments, if necessary, to the estimates used in our cost-to-cost calculations as work progresses and we gain experience. The principal costs under these agreements are for personnel expenses to conduct research and development but also include costs for materials and other direct and indirect items necessary to complete the research under these agreements. Actual results may vary from our estimates. Payments received on uncompleted long-term contracts may be greater than or less than incurred costs and estimated earnings and have been recorded as other receivables or deferred revenues in the accompanying consolidated balance sheets. We recognize revenue from milestone payments as agreed-upon events representing the achievement of substantive steps in the development process are achieved and where the amount of the milestone payments approximates the value of achieving the milestone. We recognize revenue from up-front nonrefundable license fees on a straight-line basis over the period of our continued involvement in the research and development project.

Allowance for Doubtful Accounts. The preparation of our financial statements in accordance with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amount of assets at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Trade accounts receivable are comprised of amounts due from sales of our predictive medicine products. We analyze trade accounts receivable and consider historic experience, customer creditworthiness, facts and circumstances specific to outstanding balances, and payment term changes when evaluating the adequacy of the allowance for doubtful accounts. Changes in these factors could result in material adjustments to the expense recognized for bad debt.

Share-Based Payment Expense. Financial Accounting Standards Board Statement No. 123R, "Share-Based Payment" and Staff Accounting Bulletin No. 107 set accounting requirements for "share-based" compensation to employees, including employee stock purchase plans, and requires us to recognize in our consolidated statements of operations the grant-date fair value of our stock options and other equity-based compensation. The determination of grant-date fair value is estimated using an option-pricing model, which includes variables such as the expected volatility of our share price, the exercise behavior of our employees, interest rates, and dividend yields. These variables are projected based on our historical data, experience, and other factors. Changes in any of these variables could result in material adjustments to the expense recognized for share-based payments.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2005, the Financial Accounting Standards Board Statement issued SFAS No. 154, (SFAS No. 154) "Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Our adoption of SFAS No. 154 is not expected to have a material effect on our consolidated financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48 ("FIN 48") "Accounting for Income Tax Uncertainties." FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. FIN 48 provides guidance on the de-recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. Our adoption of FIN 48 is not expected to have a material effect on our consolidated financial position or results of operations.

In June 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-03 ("EITF 06-03"), "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-03 become effective as of December 31, 2006. Our adoption of ETIF 06-03 is not expected to have a material effect on our consolidated financial position or results of operations.

RESULTS OF OPERATIONS

Years ended June 30, 2006 and 2005

Predictive medicine revenue is comprised primarily of sales of predictive medicine products, and also includes some marketing fees and forensic DNA analysis fees. Predictive medicine revenues for the fiscal year ended June 30, 2006 were $100.6 million compared to $71.3 million for the prior fiscal year, an increase of 41%. Increased sales, marketing, and education efforts resulted in wider acceptance of our products by the medical community and increased revenues for the fiscal year ended June 30, 2006. There can be no assurance that predictive medicine revenues will continue to increase at historical rates.

Research revenue is comprised of research payments received pursuant to collaborative agreements and amortization of upfront technology license fees. Research revenue for the fiscal year ended June 30, 2006 was $13.7 million compared to $11.1 million for the prior fiscal year. This 23% increase in research revenue is primarily attributable to revenues associated with the delivery of research data pursuant to one research collaboration. We expect that our continued focus will be on our internal drug development and predictive medicine programs and we plan to continue to de-emphasize external research collaborations. Research revenue from our research collaboration agreements is recognized using a proportional performance methodology. Consequently, as these programs progress and costs increase or decrease, research revenue may increase or decrease proportionately.

Predictive medicine cost of revenue is comprised primarily of salaries and related personnel costs, laboratory supplies, royalty payments, equipments costs and facilities expense. Predictive medicine cost of revenue for the fiscal year ended June 30, 2006 was $27.6 million compared to $20.3 million for the prior fiscal year. This increase of 36% in predictive medicine cost of revenue is primarily due to the 41% increase in predictive medicine revenues for the fiscal year ended June 30, 2006 compared to the prior fiscal year. Our gross profit margin was 73% for the fiscal year ended June 30, 2006 compared to 72% for the prior fiscal year. There can be no assurance that predictive medicine gross profit margins will increase and we expect that our gross profit margins will fluctuate based on the introduction of new technology and operating systems in our predictive medicine laboratory.

Research and development expenses are comprised primarily of salaries and related personnel costs, laboratory supplies, equipment costs, facilities expense, and costs associated with our clinical trials. Research and development expenses for the fiscal year ended June 30, 2006 were $83.8 million compared to $59.2 million for the prior fiscal year. This increase of 41% was primarily due to increased costs associated with our ongoing clinical trials of Flurizan, MPC-7869, Azixa, MPC-2130, and MPC-0920, which added approximately $15.7 million to our research and development costs for the fiscal year ended June 30, 2006 compared to the prior fiscal year. Increased costs associated with our drug discovery programs, drug development programs and our research collaborations added approximately $8.9 million to our research and development costs for the fiscal year ended June 30, 2006 compared to the prior fiscal year. We expect to incur significant increases in our research and development expenses over the next several years as we expand clinical trials for our product candidates currently in clinical development, including Flurizan and Azixa, advance our other product candidates into clinical trials, and expand our research and development activities. We expect that these expenses will continue to fluctuate from quarter to quarter based on changes in our research programs and the progression of our drug development programs.

Selling, general and administrative expenses consist primarily of salaries, commissions and related personnel costs for sales, marketing, customer service, executive, legal, finance, accounting, human resources, and business development, allocated facilities expenses and other corporate expenses. Selling, general and administrative expenses for the fiscal year ended June 30, 2006 were $48.5 million compared to $43.6 million for the prior fiscal year. This increase of 11% was primarily attributable to general increases in costs to support the 41% growth in our predictive medicine business and our therapeutic development efforts. We expect our selling, general and administrative expenses will continue to fluctuate depending on the number and scope of new product launches and our drug discovery and drug development efforts.

Interest income for the fiscal year ended June 30, 2006 was $7.4 million compared to $2.8 million for the prior fiscal year, an increase of 165%. This increase was the result of increases in interest rates as well as increases in our cash, cash equivalents, and marketable investment securities, primarily due to the public offering of $139.7 million (net proceeds) of our common stock in November 2005.

Other expense for the fiscal year ended June 30, 2006 was $12,000 compared to $2.0 million in the prior fiscal year. Other expense generally consists of losses realized from the disposition of equipment. For the fiscal year ended June 30, 2005 other expense also included a $2.0 million impairment charge related to our investment in a privately-held pharmaceutical company. The impairment charge, as determined by our cash flow estimates and an independent, third-party appraisal, resulted from a change in the timing of anticipated future cash flows from the investment.

Years ended June 30, 2005 and 2004

Predictive medicine revenues for the fiscal year ended June 30, 2005 were $71.3 million compared to $43.3 million for the prior fiscal year, an increase of 65%. Increased sales and marketing efforts, coupled with recent publications concerning the clinical utility of our products, have resulted in wider acceptance of our products by the medical community and increased revenues for the fiscal year ended June 30, 2005. There can be no assurance that predictive medicine revenues will continue to increase at historical rates.

Total research revenue for the fiscal year ended June 30, 2005 was $11.1 million compared to $13.4 million for the prior fiscal year. Related party research revenue included in total research revenues for the fiscal year ended June 30, 2005 and 2004 was $0 and $1.6 million, respectively. Related party research revenue is comprised of certain research services performed for Prolexys Pharmaceuticals, Inc., which was 49% owned by us at June 30, 2005. The agreement to provide these research services was terminated effective January

26, 2004. The 17% decrease in total research revenue is primarily attributable to the successful completion of two of our research collaborations with corporate partners. Research revenue from our research collaboration agreements is recognized using a proportional performance methodology. Consequently, as these programs progress and costs increase or decrease, research revenue may increase or decrease proportionately.

Predictive medicine cost of revenue for the fiscal year ended June 30, 2005 was $20.3 million compared to $13.8 million for the prior fiscal year. This increase of 48% in predictive medicine cost of revenue is primarily due to the 65% increase in predictive medicine revenues for the fiscal year ended June 30, 2005 compared to the prior fiscal year. This increase was partially offset by technology improvements and efficiency gains in the operation of our predictive medicine business, which contributed to an increase in our gross profit margin from 68% for the fiscal year ended June 30, 2004 to 72% for the fiscal year ended June 30, 2005. There can be no assurance that predictive medicine gross profit margins will continue to increase at historical rates.

Research and development expenses for the fiscal year ended June 30, 2005 were $59.2 million compared to $50.7 million for the prior fiscal year. This increase of 17% was primarily due to increased costs associated with our ongoing clinical trials in Alzheimer's disease and cancer, increases in our other drug discovery and drug development programs, and the initiation of a new research collaboration. These increases added approximately $15.7 million to our research and development expenses for the fiscal year ended June 30, 2005 compared to the prior fiscal year. These increases were partially offset by the completion of two of our research collaborations and a prior year settlement of claims resulting from a dispute with a third party, which resulted in decreased research and development expenses of approximately $7.2 million for the fiscal year ended June 30, 2005 compared to the prior fiscal year. We expect our research and development expenses to continue to fluctuate based on changes in our research programs and the progression of our drug development programs.

Selling, general and administrative expenses for the fiscal year ended June 30, 2005 were $43.6 million compared to $34.8 million for the prior fiscal year. This increase of 25% was primarily attributable to sales and marketing commissions and expenses incurred to support the 65% growth in our predictive medicine business, which resulted in an increase of $7.4 million compared to the prior fiscal year. General increases in costs to support growth in our predictive medicine business and therapeutic development efforts resulted in an increase of approximately $1.4 million to our selling, general, and administrative expense for the fiscal year ended June 30, 2005 compared to the prior fiscal year. We expect our selling, general and administrative expenses will continue to fluctuate depending on the number and scope of new product launches and our drug discovery and drug development efforts.

Interest income for the fiscal year ended June 30, 2005 was $2.8 million compared to $2.0 million for the prior fiscal year. This increase in interest income of 40% is primarily attributable to increases in interest rates and increases in our cash, cash equivalents, and marketable investment securities.

Other expense for the fiscal year ended June 30, 2005 was $2.0 million compared to $10,000 in the prior fiscal year. Other expense generally consists of losses realized from the disposition of fixed assets. For the fiscal year ended June 30, 2005 other expense also included a $2.0 million impairment charge related to our investment in a privately-held pharmaceutical company. The impairment charge, as determined by our cash flow estimates and an independent, third-party appraisal, resulted from a change in the timing of anticipated future cash flows from the investment.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents, and marketable investment securities increased $113.9 million or 100% from $113.8 million at June 30, 2005 to $227.7 million at June 30, 2006. This increase is primarily attributable to the public offering of $139.7 million (net proceeds) of our common stock in November 2005. This increase was partially offset by expenditures for our ongoing clinical trials, internal research and drug development programs and other expenditures incurred in the ordinary course of business.

Net cash used in operating activities was $28.0 million during the fiscal year ended June 30, 2006 compared to $23.3 million used in operating activities during the prior fiscal year. Prepaid expenses decreased by $1.0 million between June 30, 2005 and June 30, 2006, primarily due to the usage of lab supplies previously purchased at a discount. Trade receivables increased $5.7 million between June 30, 2005 and June 30, 2006, primarily due to the 41% increase in predictive medicine sales during the same period. Accrued liabilities increased by $3.9 million between June 30, 2005 and June 30, 2006, primarily as a result of amounts accrued related to our clinical trials of Flurizan.

Our investing activities used cash of $72.8 million during the fiscal year ended June 30, 2006 and provided cash of $19.5 million during the prior fiscal year. For the fiscal year ended June 30, 2006 purchases of marketable investment securities used cash of $159.9 million, maturities of marketable investment securities provided cash of $94.8 million, and capital expenditures for research equipment used cash of $7.7 million.

Financing activities provided cash of $149.9 million during the fiscal year ended June 30, 2006 and provided cash of $2.5 million in the prior fiscal year. In November 2005 we received $139.7 million in net proceeds from an underwritten offering of 8.1 million shares of our common stock pursuant to our outstanding shelf registration statement on Form S-3 (Registration No. 333-123914). Following the offering we have approximately $151.1 million of securities available for sale under this shelf registration statement. During the fiscal year ended June 30, 2006 we received $10.2 million from the exercise of stock options and the purchase of our common stock from our Employee Stock Purchase Plan.

We believe that with our existing capital resources, we will have adequate funds to maintain our current and planned operations for at least the next two years, although no assurance can be given that changes will not occur that would consume available capital resources before such time and we may need or want to raise additional financing within this period of time. Our future capital requirements, cash flows, and results of operations could be affected by and will depend on many factors that are currently unknown to us, including:

- the progress and results of our two current Phase 3 clinical trials of Flurizan for the treatment of Alzheimer's disease and any additional trials that may be required by the FDA or that we may initiate on our own;
- the progress and results of our current Phase 2b clinical trial of MPC-7869 for the treatment of prostate cancer and any additional trials that may be required by the FDA or that we may initiate on our own;
- the progress and results of our Phase 1 clinical trials for Azixa, MPC-2130, and MPC-0920 and any future trials we may initiate based on the Phase 1 results;
- the results of our preclinical studies and testing for our preclinical programs and any decisions to initiate clinical trials if supported by the preclinical results;
- the costs, timing and outcome of regulatory review of Flurizan, Azixa, MPC-2130, MPC-0920, and any other preclinical drug candidates that progress to clinical trials;
- the costs of establishing sales and marketing functions and of establishing commercial manufacturing capacities if any of our drug candidates is approved;
- the scope, progress, results and cost of preclinical development, clinical trials and regulatory review of any new drug candidates we may discover or acquire;
- the progress, results and cost of developing personalized medicine products and additional predictive medicine products;
- the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;
- our ability to enter into strategic collaborations, licensing or other arrangements favorable to us;
- the costs to satisfy our obligations under potential future collaborations; and
- the timing, receipt and amount of sales or royalties, if any, from Flurizan, MPC-7869, Azixa, MPC-2130, MPC-0920, and any other drug candidates.

OFF-BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

The following table represents our consolidated contractual obligations as of June 30, 2006:

	Total	Less than one year	1-3 Years	4-5 Years	More than 5 years
In thousands					
Operating leases	$ 66,566	$ 5,128	$ 11,367	$ 10,230	$ 39,841
Purchase obligations	$ 1,755	$ 1,755	—	—	—
Contractual services	$ 71,105	$ 36,915	$ 34,190	—	—
Total	$ 139,426	$ 43,798	$ 45,557	$ 10,230	$ 39,841

Contractual services represent financial commitments for drug development and clinical trial activities that can be terminated at our request. The expected timing of payment for the obligations listed above is estimated based on current information. Actual payment timing and amounts may differ depending on the timing of goods or services received or other changes.

EFFECTS OF INFLATION

We do not believe that inflation has had a material impact on our business, sales, or operating results during the periods presented.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

The Securities and Exchange Commission (SEC) encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This Annual Report contains such "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those described in the forward-looking statements. These risks include, but are not limited to: our inability to further identify, develop and achieve commercial success for new products and technologies; our ability to discover drugs that are safer and more efficacious than our competitors; our ability to develop predictive medicine products that help assess which patients are subject to greater risk of developing diseases and who would therefore benefit from new preventive therapies; the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully finance and secure regulatory approval of and market our drug candidates, or that clinical trials will be completed on the timelines we have estimated; uncertainties about our ability to obtain new corporate collaborations and acquire new technologies on satisfactory terms, if at all; the development of competing products and services; our ability to protect our proprietary technologies; patent-infringement claims; risks of new, changing and competitive technologies and regulations in the United States and internationally; and other factors discussed under the heading "Risk Factors" in Item 1A of our Annual Report on form 10-K for the fiscal year ended June 30, 2006 as filed with the SEC on September 7, 2006.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this Annual Report or in any document incorporated by reference might not occur. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to the Company or to any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We maintain an investment portfolio in accordance with our written investment policy. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. Our investment policy specifies credit quality standards for our investments and limits the amount of credit exposure to any single issue, issuer or type of investment.

Our investments consist of securities of various types and maturities of three years or less, with a maximum average maturity of 12 months. These securities are classified as available-for-sale. Available-for-sale securities are recorded on the balance sheet at fair market value with unrealized gains or losses reported as part of accumulated other comprehensive income/loss. Gains and losses on investment security transactions are reported on the specific-identification method. Dividend and interest income are recognized when earned. A decline in the market value of any available-for-sale security below cost that is deemed other than temporary results in a charge to earnings and establishes a new cost basis for the security.

The securities held in our investment portfolio are subject to interest rate risk. Changes in interest rates affect the fair market value of the marketable investment securities. After a review of our marketable securities as of June 30, 2006, we have determined that in the event of a hypothetical ten percent increase in interest rates, the resulting decrease in fair market value of our marketable investment securities would be insignificant to the consolidated financial statements as a whole.

Consolidated Balance Sheets

As of June 30	2006	2005
In thousands, except per share amounts		
ASSETS		
Current assets:		
Cash and cash equivalents	$ 98,573	$ 49,509
Marketable investment securities	129,171	64,334
Prepaid expenses	2,326	3,331
Trade accounts receivable, less allowance for doubtful accounts of $1,795 in 2006 and $1,395 in 2005	20,820	17,236
Other receivables	1,397	1,145
Total current assets	252,287	135,555
Equipment and leasehold improvements:		
Equipment	47,255	40,160
Leasehold improvements	8,331	8,004
	55,586	48,164
Less accumulated depreciation and amortization	35,757	29,698
Net equipment and leasehold improvements	19,829	18,466
Other assets	4,487	4,937
	$ 276,603	$ 158,958
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 11,804	$ 11,897
Accrued liabilities	14,901	11,045
Deferred revenue	117	343
Total current liabilities	26,822	23,285
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value. Authorized 5,000 shares; no shares issued and outstanding	—	—
Common stock, $0.01 par value. Authorized 60,000 shares; issued and outstanding 39,683 shares in 2006 and 30,862 shares in 2005	397	309
Additional paid-in capital	467,568	315,147
Accumulated other comprehensive loss	(746)	(534)
Accumulated deficit	(217,438)	(179,249)
Total stockholders' equity	249,781	135,673
	$ 276,603	$ 158,958

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Years Ended June 30,	2006	2005	2004
In thousands, except per share amounts			
Predictive medicine revenue	$ 100,621	$ 71,325	$ 43,294
Research revenue	13,658	11,081	11,748
Related party research revenue	—	—	1,606
Total research revenue	13,658	11,081	13,354
Total revenues	114,279	82,406	56,648
Costs and expenses:			
Predictive medicine cost of revenue	27,644	20,322	13,751
Research and development expense	83,757	59,243	50,697
Selling, general, and administrative expense	48,467	43,586	34,835
Total costs and expenses	159,868	123,151	99,283
Operating loss	(45,589	(40,745)	(42,635)
Other income (expense):			
Interest income	7,412	2,798	2,025
Other	(12)	(2,031)	(10)
	7,400	(767)	(2,015)
Net loss	$ (38,189)	$ (39,978)	$ (40,620)
Basic and diluted loss per share	$ (1.05)	$ (1.30)	$ (1.49)
Basic and diluted weighted average shares outstanding	36,278	30,720	27,326

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Loss

Years Ended June 30, 2006, 2005, and 2004
In thousands

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Comprehensive Loss	Stockholders' Equity
Balances at June 30, 2003	27,079	$ 271	$ 261,155	$ 711	$ (98,651)	—	$ 163,486
Issuance of common stock for cash upon exercise of options and employee stock purchase plan	144	1	1,237	—	—	—	1,238
Issuance of common stock for cash, net of offering costs of $55	3,400	34	50,061	—	—	—	50,095
Net loss	—	—	—	—	(40,620)	$ (40,620)	(40,620)
Unrealized losses on marketable investment securities:							
Unrealized holding losses arising during period	—	—	—	—	—	(923)	—
Other comprehensive loss	—	—	—	(923)	—	(923)	(923)
Comprehensive loss						(41,543)	—
Balances at June 30, 2004	30,623	306	312,453	(212)	(139,271)		173,276
Issuance of common stock for cash upon exercise of options and employee stock purchase plan	239	3	2,463	—	—	—	2,466
Acceleration of vesting of stock options	—	—	231	—	—	—	231
Net loss	—	—	—	—	(39,978)	(39,978)	(39,978)
Unrealized losses on marketable investment securities:							
Unrealized holding losses arising during period	—	—	—	—	—	(322)	—
Other comprehensive loss	—	—	—	(322)	—	(322)	(322)
Comprehensive loss						(40,300)	
Balances at June 30, 2005	30,862	309	315,147	(534)	(179,249)		135,673
Issuance of common stock for cash upon exercise of options and employee stock purchase plan	771	8	10,174	—	—	—	10,182
Issuance of common stock for cash, net of offering costs of $251	8,050	80	139,658	—	—	—	139,738
Share-based payment expense	—	—	2,589	—	—	—	2,589
Net loss	—	—	—	—	(38,189)	(38,189)	(38,189)
Unrealized losses on marketable investment securities:							
Unrealized holding losses arising during period	—	—	—	—	—	(212)	—
Other comprehensive loss	—	—	—	(212)	—	(212)	(212)
Comprehensive loss						$ (38,401)	
Balances at June 30, 2006	39,683	$ 397	$ 467,568	$ (746)	$ (217,438)		$ 249,781

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended June 30,	2006	2005	2004
In thousands			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (38,189)	$ (39,978)	$ (40,620)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	6,855	6,092	5,766
Loss on disposition of assets	12	67	10
Share based compensation expense	2,589	—	—
Bad debt expense	2,114	2,244	2,020
Impairment charge on investments in other companies	—	1,964	—
Acceleration of option vesting	—	231	—
Changes in operating assets and liabilities:			
Prepaid expenses	1,005	3,948	461
Trade accounts receivable	(5,698)	(5,486)	(3,097)
Other receivables	(252)	(591)	8,687
Related party receivables	—	—	150
Accounts payable	(93)	3,959	(3,516)
Accrued liabilities	3,856	5,112	1,008
Deferred revenue	(226)	(866)	(1,749)
Net cash used in operating activities	(28,027)	(23,304)	(30,880)
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(7,680)	(6,736)	(3,883)
Increase in other assets	(100)	(100)	(100)
Purchases of marketable investment securities	(165,519)	(44,603)	(52,730)
Proceeds from sales and maturities of marketable investment securities	100,470	70,956	25,487
Net cash provided by (used in) investing activities	(72,829)	19,517	(31,226)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net proceeds from public offering of common stock	139,738	—	50,095
Net proceeds from common stock issued under share-based compensation plans	10,182	2,466	1,238
Net cash provided by financing activities	149,920	2,466	51,333
Net increase (decrease) in cash and cash equivalents	49,064	(1,321)	(10,773)
Cash and cash equivalents at beginning of year	49,509	50,830	61,603
Cash and cash equivalents at end of year	$ 98,573	$ 49,509	$ 50,830
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Fair value adjustment on marketable investment securities charged to stockholders' equity	$ (212)	$ (322)	$ (923)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

June 30, 2006, and 2005

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Business Description. Myriad Genetics, Inc. and subsidiaries (collectively, the Company) is a leading biotechnology company focused on the development and marketing of novel therapeutic and molecular diagnostic products. The Company employs a number of proprietary technologies that permit it to understand the genetic basis of human disease and the role that genes and their related proteins play in the onset and progression of disease. The Company uses this information to guide the development of new healthcare products that treat major diseases and assess a person's risk of disease later in life. The Company's operations are located in Salt Lake City, Utah.

(b) Principles of Consolidation. The consolidated financial statements presented herein include the accounts of Myriad Genetics, Inc. and its wholly owned subsidiaries, Myriad Genetic Laboratories, Inc., Myriad Pharmaceuticals, Inc., and Myriad Financial, Inc. All intercompany amounts have been eliminated in consolidation.

(c) Cash Equivalents. Cash equivalents of $86.6 million and $39.6 million at June 30, 2006 and 2005, respectively, consist of highly liquid debt instruments with maturities at date of purchase of 90 days or less. As of June 30, 2006 and 2005, the book value of cash equivalents approximates fair value.

(d) Marketable Investment Securities. The Company has classified its marketable investment securities as available-for-sale. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

Gains and losses on investment security transactions are reported on the specific-identification method. Dividend and interest income are recognized when earned. A decline in the market value of any available-for-sale security below cost that is deemed other than temporary results in a charge to earnings and establishes a new cost basis for the security.

(e) Trade Accounts Receivable and Allowance for Doubtful Accounts. Trade accounts receivable are comprised of amounts due from sales of the Company's predictive medicine products and are recorded at the invoiced amount, net of discounts and allowances. The allowance for doubtful accounts is based on the Company's best estimate of the amount of probable losses in the Company's existing accounts receivable, which is based on historical write-off experience, customer creditworthiness, facts and circumstances specific to outstanding balances, and payment term changes. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(f) Equipment and Leasehold Improvements. Equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed using the straight-line method based on the lesser of estimated useful lives of the related assets or lease terms. Equipment items have depreciable lives of five years. Leasehold improvements are depreciated over the shorter of the estimated useful lives or the associated lease terms, which range from three to fifteen years. For the years ended June 30, 2006, 2005, and 2004, the Company incurred depreciation expense of $6.3 million, $5.5 million, and $5.2 million, respectively.

(g) Impairment of Long-Lived Assets. The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairments of long-lived assets were recorded for the years ended June 30, 2006, 2005, and 2004.

(h) Other Assets. Other assets are comprised of purchased intellectual property, investments in privately held biotechnology and pharmaceutical companies, and a purchased library of chemical compounds. The private biotechnology and pharmaceutical company investments are both accounted for under the cost method. Management reviews the valuation of these investments for possible impairment as changes in facts and circumstances indicate that impairment should be assessed. The Company engaged an independent valuation firm to assist us in determining the fair value of the investments and compared it to the carrying amount of the investments as of June 30, 2006. The Company's valuation indicated that there was no impairment loss.

Based on changes to estimated cash flows compared to the prior fiscal year, the Company engaged an independent valuation firm to assist us in determining the fair value of the investments and compared it to the carrying amount of the investments as of June 30, 2005. The Company's valuation indicated that the Company had incurred an impairment loss of approximately $2.0 million for its investment in a privately held pharmaceutical company. This impairment loss was included in other expense in the accompanying consolidated statement of operations for the year ended June 30, 2005.

The amount recognized by the Company upon the ultimate liquidation of this and other investments may vary significantly from the estimated fair value at June 30, 2006. The library of chemical compounds and related purchased intellectual property are being amortized ratably over the expected useful life of five years.

(i) Revenue Recognition. The Company applies the provisions of Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104) to all of its revenue transactions.

Predictive medicine revenues include revenues from the sale of predictive medicine products, related marketing agreements, and forensic DNA analysis fees. Predictive medicine revenue is recognized upon completion of the test or analysis and communication of results. Payments received in advance of predictive medicine work performed are recorded as deferred revenue. Up-front payments related to marketing agreements are recognized ratably over the life of the agreement.

Research revenues include revenues from research agreements, milestone payments, and technology licensing agreements. In applying the principles of SAB 104 to research and technology license agreements the Company considers the terms and conditions of each agreement separately to arrive at a proportional performance methodology of recognizing revenue. Such methodologies involve recognizing revenue on a straight-line basis over the term of the agreement, on the basis of costs incurred relative to the total estimated contract costs (cost-to-cost method), or on the basis of contractually defined output measures such as units delivered. The Company makes adjustments, if necessary, to the estimates used in its cost-to-cost calculations as work progresses and the Company gains experience. The principal costs under these agreements are for personnel expenses to conduct research and development but also include costs for materials and other direct and indirect items necessary to complete the research under these agreements. Actual results may vary from our estimates. Payments received on uncompleted long-term contracts may be greater than or less than incurred costs and estimated earnings and have been recorded as other receivables or deferred revenues in the accompanying consolidated balance sheets. The Company recognizes revenue from milestone payments as agreed-upon events representing the achievement of substantive steps in the development process are achieved and where the amount of the milestone payments approximates the value of achieving the milestone. The Company recognizes revenue from up-front nonrefundable license fees on a straight-line basis over the period of the Company's continued involvement in the research and development project.

(j) Income Taxes. Income taxes are recorded using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax assets are reviewed for recoverability and valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable in the future.

(k) Net Loss per Common and Common Equivalent Share. Net loss per common share is computed based on the weighted average number of common shares and, as appropriate, dilutive potential common shares outstanding during the period. Stock options and warrants are considered to be potential common shares.

Basic loss per common share is the amount of loss for the period available to each share of common stock outstanding during the reporting period. Diluted loss per share is the amount of loss for the period available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the period.

In calculating loss per common share the net loss and the weighted average common shares outstanding were the same for both the basic and diluted calculation.

For the years ended June 30, 2006, 2005, and 2004, there were antidilutive potential common shares of 8,044,582, 7,394,358, and 5,899,252, respectively. Accordingly, these potential common shares were not included in the computation of diluted loss per share for the years presented, but may be dilutive to future basic and diluted earnings per share.

(l) Use of Estimates. The preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles requires Company management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of fixed assets, valuation allowances for receivables and deferred income tax assets, share-based compensation, and the valuation of investments in privately held companies. Actual results could differ from those estimates.

(m) Fair Value Disclosure. At June 30, 2006 and 2005, the consolidated financial statements' carrying amount of the Company's financial instruments approximates fair value.

(n) Stock-Based Compensation. In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123R, Share-Based Payment (Statement 123R). Statement 123R sets accounting requirements for "share-based" compensation to employees, including employee stock purchase plans, and requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation. Statement 123R became effective for the Company on July 1, 2005. On April 14, 2005 the Company accelerated the vesting of unvested stock options previously awarded to employees and non-employee members of the board of directors under the Company's 2002 and 2003 stock option plans in order to avoid estimated charges of approximately $25 million to future periods under the requirements of Statement 123R, as the options would have vested under their unmodified terms. Approximately 3.5 million options were accelerated, of which 1.7 million options belong to executive officers and non-employee members of the board of directors. As a result of the acceleration of the vesting of the unvested options, the Company recognized an expense of approximately $231,000 on the date of acceleration.

Prior to the adoption of Statement 123R the Company measured compensation cost for stock based compensation using the intrinsic value method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). As such, with the exception of costs related to the acceleration of vesting of unvested options, stock-based employee compensation cost is not reflected in net loss for the fiscal years ended June 30, 2005 and 2004, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123R to stock-based employee compensation:

Year ended June 30	2005	2004
In thousands, except per share amounts		
Net loss, as reported	$ 39,978	$ 40,620
Add compensation expense for the acceleration of vesting of unvested options	(231)	—
Deduct total stock-based employeecompensation expense determined under fair value based method for all awards, net of tax related effects	49,604	25,105
Pro forma net loss	$ 89,351	$ 65,725
Loss per share:		
Basic and diluted – as reported	$ 1.30	$ 1.49
Basic and diluted – pro forma	$ 2.91	$ 2.41

(o) Reclassifications. Certain prior year amounts have been reclassified to conform to the current year presentation. In the accompanying consolidated balance sheet as of June 30, 2005, $0.9 million of deferred revenue was reclassified to accrued liabilities. This reclassification did not have an impact on the Company's consolidated statements of operations or stockholders' equity and comprehensive loss or cash flows.

(2) MARKETABLE INVESTMENT SECURITIES

The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value for available-for-sale securities by major security type and class of security at June 30, 2006 and 2005 were as follows:

At June 30, 2006 *In thousands*	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Available-for-sale:				
Corporate bonds and notes	$ 4,500	$ 1	$ —	$ 4,501
Certificate of deposit	42,567	2	(222)	42,347
Federal agency issues	50,296	—	(399)	49,897
Tax auction securities	15,625	—	—	15,625
Euro dollar bonds	16,929	—	(128)	16,801
	$ 129,917	$ 3	$ (749)	$ 129,171

At June 30, 2005 *In thousands*	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Available-for-sale:				
Corporate bonds and notes	$ 17,000	$ 4	$ (147)	$ 16,857
Certificate of deposit	1,000	—	—	1,000
Federal agency issues	31,053	—	(257)	30,796
Tax auction securities	1,700	—	—	1,700
Euro dollar bonds	14,115	—	(134)	13,981
	$ 64,868	$ 4	$ (538)	$ 64,334

Maturities of debt securities classified as available-for-sale are as follows at June 30, 2006:

In thousands	Amortized Cost	Fair Value
Available-for-sale:		
Due within one year	$ 104,095	$ 103,468
Due after one year through three years	25,822	25,703
	$ 129,917	$ 129,171

All securities in an unrealized loss position as of June 30, 2006 are debt securities. Debt securities in an unrealized loss position as of June 30, 2006 were not impaired at acquisition and the decline in fair value is due to interest rate fluctuations. Management believes that the decline in fair value in not other-than-temporary. Debt securities available for sale in an unrealized loss position as of June 30, 2006 are summarized as follows:

	Less than 12 months		*More than 12 months*		*Total*	
In thousands	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt securities:						
Corporate bonds & notes	$ 35,992	$ (200)	$ 2,853	$ (22)	$ 38,845	$ (222)
Federal agency issues	44,159	(337)	5,738	(62)	49,897	(399)
Euro dollar bonds	15,314	(93)	1,487	(35)	16,801	(128)
	$ 95,465	$ (630)	$ 10,078	$ (119)	$ 105,543	$ (749)

(3) LEASES

The Company leases office and laboratory space under four non-cancelable operating leases, with terms that expire between 2017 and 2021. Future minimum lease payments under these leases as of June 30, 2006 are as follows:

Fiscal year ending: *In thousands*	
2007	$ 5,128
2008	6,224
2009	5,143
2010	5,115
2011	5,115
Thereafter	39,841
	$ 66,566

Rental expense was $3.2 million in 2006, $3.2 million in 2005, and $4.0 million in 2004.

(4) SHARE-BASED COMPENSATION

On July 1, 2005 the Company adopted the provisions of Financial Accounting Standards Board Statement No. 123R, Share-Based Payment (Statement 123R). Statement 123R sets accounting requirements for "share-based" compensation to employees, including employee stock purchase plans, and requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation.

In 2003 the Company adopted the 2003 Employee, Director and Consultant Stock Option Plan (the 2003 Plan) under which 3.9 million shares of common stock have been reserved for issuance upon the exercise of options that the Company grants from time to time. Additional shares represented by options previously granted under the Company's 2002 Amended and Restated Employee, Director and Consultant Stock Option Plan (the 2002 Plan) which are canceled or expire after the date of stockholder approval of the 2003 Plan without delivery of shares of stock by the Company and any shares which have been reserved but not granted under the 2002 Plan as of the date of stockholder approval of the 2003 Plan are available for grant under the 2003 Plan.

The exercise price of options granted in 2006, 2005, and 2004 was equivalent to the fair market value of the stock at the date of grant. The number of shares, terms, and vesting period are determined by the board of directors on an option-by-option basis. Options generally vest ratably over service periods of four years and expire ten years from the date of grant. As of June 30, 2006, 658,596 shares are reserved for future grant under the Company's plans.

The Company's share-based payment plans are now accounted for under Statement 123R. The fair value of each option grant is estimated on the date of the grant using the Black Scholes option-pricing model with the following weighted-average assumptions used for grants for the fiscal year ended June 30, 2006: risk free interest rate of 4.3%; expected dividend yield of 0%; expected lives ranging from 4.4 years to 5.0 years; and expected volatility of 63%. The weighted-average assumptions used for the fiscal years ended June 30, 2005 and 2004, respectively, were as follows: risk free interest rates of 3.6% and 3.2%; expected dividend yield of 0% for both years; expected lives of 6.2 years and 6.0 years; and expected volatilities of 50% and 59%. Expected option lives and volatilities are based on historical data of the Company and other factors. A summary of activity is as follows:

	2006		2005		2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	7,364,358	$ 25.70	5,933,252	$ 27.28	4,956,144	$ 31.29
Plus options granted	1,421,905	22.23	1,718,150	19.39	1,296,875	14.43
Less:						
Options exercised	(648,438)	12.83	(144,701)	8.48	(44,675)	6.29
Options canceled or expired	(123,243)	38.69	(142,343)	33.17	(275,092)	36.19
Options outstanding at end of year	8,014,582	25.92	7,364,358	25.70	5,933,252	27.28
Options exercisable at end of year	6,625,482	26.70	7,355,358	25.71	3,102,658	31.52
Options vested and expected to vest	7,836,244	26.00				
Weighted average fair value of options granted during the year		$ 12.27		$ 10.09		$ 8.25

The following table summarizes information about stock options outstanding at June 30, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at June 30, 2006	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable at June 30, 2006	Weighted Average Exercise Price
$ 4.69 – 16.64	2,547,727	5.75	$ 11.74	2,539,227	$ 11.72
16.69 – 22.12	2,284,662	8.50	20.10	1,500,712	19.83
23.37 – 43.22	2,032,934	6.44	27.38	1,436,284	28.62
45.32 – 93.81	1,149,259	4.61	66.37	1,149,259	66.37
	8,014,582	6.54	$ 25.92	6,625,482	$ 26.70

Share-based compensation expense included in the consolidated statement of operations for the fiscal year ended June 30, 2006 was approximately $2,589,000, which is included in predictive medicine cost of revenue, research and development expense, and selling, general, and administrative expense. As of June 30, 2006, there was approximately $12.3 million of total unrecognized share-based compensation cost related to share-based compensation granted under our plans that will be recognized over a weighted-average period of 3.3 years. The total intrinsic value of options exercised during the fiscal year ended June 30, 2006 was approximately $5.3 million. The aggregate intrinsic value of fully vested options and options expected to vest as of June 30, 2006 was approximately $46.6 million. The total fair value of shares vested during the fiscal year ended June 30, 2006 was $0.

The Company also has an Employee Stock Purchase Plan (the Plan) which was adopted and approved by the board of directors and stockholders in December 1994, under which a maximum of 400,000 shares of common stock may be purchased by eligible employees. In November 2004 the board of directors and stockholders approved an additional 200,000 shares which may be offered under the Plan. At June 30, 2006, 525,928 shares of common stock had been purchased under the Plan. For the years ended June 30, 2006, 2005, and 2004, shares purchased under the Plan were 122,109, 94,553, and 93,006, respectively. Expenses associated with the Plan were approximately $628,000, $0, and $0 for the years ended June 30, 2006, 2005, and 2004, respectively. The fair value of shares issued under the Plan was calculated using the Black Scholes option-pricing model with the following weighted-average assumptions for the fiscal year ended June 30, 2006: risk free interest rate of 4.65%; expected dividend yield of 0%; expected life of 0.5 years; and expected volatility of 42%.

As of June 30, 2006, 30,000 warrants previously granted to placement agents were outstanding and exercisable at a weighted average price of $40.00 per share.

(5) INCOME TAXES

The Company recorded no income tax expense in 2006, 2005, and 2004. The difference between the expected tax benefit for all periods presented and the actual tax expense is primarily attributable to the effect of net operating losses being offset by an increase in the Company's valuation allowance.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2006 and 2005 are presented below:

	2006	2005
In thousands		
Deferred tax assets:		
Net operating loss carryforwards	$ 112,266	$ 96,285
Unearned revenue	44	467
Equipment, principally due to differences in depreciation	569	467
Research and development credits	17,170	14,584
Accrued liabilities and other	3,105	3,690
Total gross deferred tax assets	133,154	115,493
Less valuation allowance	(133,154)	(115,493)
Net deferred tax assets	—	—

The net change in the total valuation allowance for the years ended June 30, 2006 and 2005 was an increase of $17.7 million and $22.2 million, respectively. Approximately $39.8 million of deferred tax assets at June 30, 2006, if recognizable in future years, will be recognized as additional paid-in capital, and the remainder will be allocated as an income tax benefit to be reported in the consolidated statement of operations.

At June 30, 2006, the Company had total federal tax net operating loss carryforwards of approximately $301 million and research and development credit carryforwards of approximately $11.3 million, which can be carried forward to reduce federal income taxes. If not utilized, the tax loss and research and development credit carryforwards expire beginning in 2007 through 2026. The Company's alternative minimum tax net operating losses are approximately the same as its regular tax net operating losses. The Company also has state net operating loss and research credit carryforwards that may be utilized in accordance with the various states' rules and regulations.

Under the rules of the Tax Reform Act of 1986, the Company has undergone changes of ownership, and consequently, the availability of the Company's net operating loss and research and experimentation credit carryforwards in any one year are limited. The maximum amount of carryforwards available in a given year is limited to the product of the Company's value on the date of ownership change and the federal long-term tax-exempt rate, plus any limited carryforward not utilized in prior years. Management has not computed the amount of any limitation or evaluated whether these rules will result in any losses or credits expiring unutilized.

(6) EMPLOYEE DEFERRED SAVINGS PLAN

The Company has a deferred savings plan which qualifies under Section 401(k) of the Internal Revenue Code. Substantially all of the Company's employees are covered by the plan. The Company makes matching contributions of 50% of each employee's contribution with the employer's contribution not to exceed 4% of the employee's compensation. The Company's contributions to the plan were $1,431,000, $1,175,000, and $970,000 for the years ended June 30, 2006, 2005, and 2004, respectively.

(7) COLLABORATIVE RESEARCH AGREEMENTS

In June 2005, the Company entered into a $10.1 million research collaboration to apply its high-speed genomic sequencing capability and bioinformatics expertise to deliver molecular genetic information to the collaborator. Revenue related to this collaboration is recognized when completed information is delivered to the collaborator. Under this agreement the Company recognized research revenue of $7.1 million for the fiscal year ended June 30, 2006.

In June 2004, the Company entered into a five-year, $14.2 million research agreement to utilize its expertise to characterize pathogen-host protein interactions. Revenue related to this collaboration is being recognized on a cost-to-cost basis. Under this agreement the Company recognized research revenue of $2.4 million and $2.3 million for the fiscal year ended June 30, 2006 and 2005, respectively.

In May 2005, the Company licensed a portion of its intellectual property related to a cancer compound to an oncology drug development company. The Company has no continuing obligations under the license. As a result of the license agreement the Company recognized the related $2.5 million in research revenue for the fiscal year ended June 30, 2005.

In March 2002, the Company entered into a three-year, $13.8 million research collaboration to identify novel drug targets for the diagnosis and treatment of depression. The agreement, which was completed in February 2005, provided the collaborator with certain license rights and specified guaranteed research funding, potential milestones, and royalties to the Company. Revenue related to the license agreement was recognized ratably over the license period and revenue related to this research collaboration was recognized as research was performed on a cost-to-cost basis. Revenue from the achievement of milestones was recognized upon achieving the milestone. Under this agreement the Company recognized research revenue of $0, $2.5 million, and $4.4 million for the fiscal years ended June 30, 2006, 2005, and 2004, respectively.

Also in March 2002, the Company formed a $24 million research collaboration to apply its high-speed genomic sequencing capability and bioinformatics expertise to deliver molecular genetic information to the collaborator. The agreement, which was completed in October 2003, provided the collaborator with certain license rights. Revenue related to this research collaboration was recognized on a straight-line basis. Under this contract the Company recognized research revenue of $0, $0, and $5.1 million for the fiscal years ended June 30, 2006, 2005, and 2004, respectively.

(8) SEGMENT AND RELATED INFORMATION

The Company's business units have been aggregated into three reportable segments: (i) research, (ii) predictive medicine, and (iii) drug development. The research segment is focused on the discovery of genes related to major common diseases. The predictive medicine segment provides testing to determine predisposition to common diseases. The drug development segment is focused on the development of therapeutic products for the treatment and prevention of major diseases.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (note 1). The Company evaluates segment performance based on loss from operations before interest income and expense and other income and expense.

In thousands	Research	Predictive Medicine	Drug Development	Total
Year ended June 30, 2006				
Revenues	$ 13,658	$ 100,621	$ —	$ 114,279
Depreciation and amortization	2,654	2,123	2,078	6,855
Segment operating gain (loss)	(15,496)	34,969	(65,062)	(45,589)
Year ended June 30, 2005				
Revenues	11,081	71,325	—	82,406
Depreciation and amortization	2,149	2,033	1,910	6,092
Segment operating gain (loss)	(13,752)	15,764	(42,757)	(40,745)
Year ended June 30, 2004:				
Revenues	13,354	43,294	—	56,648
Depreciation and amortization	2,273	1,768	1,725	5,766
Segment operating gain (loss)	(16,581)	2,975	(29,029)	(42,635)

	2006	2005	2004
Total operating loss for reportable segments	$ (45,589)	$ (40,745)	$ (42,635)
Unallocated amounts:			
Interest income	7,412	2,798	2,025
Other	(12)	(2,031)	(10)
Net loss	$ (38,189)	$ (39,978)	$ (40,620)

All of the Company's revenues were derived from research and testing performed in the United States. Additionally, all of the Company's long-lived assets are located in the United States. All of the Company's research segment revenue was generated from eight, nine, and five collaborators in fiscal 2006, 2005, and 2004, respectively. No revenue from any collaborator was in excess of 10% of the Company's consolidated revenues for fiscal years 2006, 2005, and 2004.

(9) STOCKHOLDER RIGHTS PLAN

The Company has in place a Stockholder Rights Plan (the Plan). The Plan provides registered holders of the Company's common stock one preferred share purchase right for each outstanding share of the Company's common stock. Each right entitles the holder to purchase one one-hundredth of a share of a new series of junior participating preferred stock. The rights have certain anti-takeover effects and allow the Company's stockholders (other than the acquiror) to purchase common stock in the Company or in the acquiror at a substantial discount. Prior to the ten days following the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock, the Board of Directors may redeem the rights in whole, but not in part, at a price of $0.01 per right.

(10) INVESTMENT IN PROLEXYS PHARMACEUTICALS, INC.

In April 2001, the Company contributed technology to Prolexys Pharmaceuticals, Inc. (Prolexys), in exchange for a 49% ownership interest and investors contributed a combined $82 million in cash in exchange for the remaining 51% ownership in Prolexys.

The Company accounts for its investment in Prolexys using the equity method. Because the Company's initial investment in Prolexys consisted of technology with a carrying value of $0 on the Company's consolidated financial statements, and given the uncertainty of the realizability of the difference between the $82 million carrying amount and the Company's proportionate share of the net assets of Prolexys, the Company's initial investment in Prolexys was recorded as $0. The Company allocated $41 million of this difference to technology which is being reduced as the related technology amortization, including in-process research and development charges, are recorded at Prolexys. At June 30, 2006, the remaining technology basis difference is estimated to be $8.9 million.

The remaining $41 million of unallocated basis difference is being accreted to income, offset by the Company's share of Prolexys' losses, over the period of expected benefit of 10 years. For the period from the original investment in Prolexys through June 30, 2006, the Company's portion of the Prolexys' net losses exceeded the accretion of the unallocated basis. Accordingly, the Company's investment in Prolexys is carried at $0.

As part of the formation of Prolexys, the Company entered into administrative and scientific outsourcing agreements with Prolexys. The original terms of these agreements expired on December 31, 2001, but were extended until June 30, 2002 and again to June 30, 2003 at the option of Prolexys. This agreement was terminated effective January 26, 2004.

Charges to Prolexys for services incurred related to the administrative and scientific outsourcing agreements were based on actual time and expenses incurred by the Company on behalf of Prolexys. During the years ended June 30, 2006, 2005, and 2004, the Company provided $0, $0, and $1.6 million, respectively, of administrative and scientific services to Prolexys.

Summarized unaudited balance sheet information as of June 30, 2006 and 2005 for Prolexys is as follows:

In thousands	2006	2005
Current assets	$ 5,302	$ 13,352
Noncurrent assets	3,600	28,337
Current liabilities	1,739	2,305
Noncurrent liabilities	22	8,455
Stockholders' equity	7,141	30,929

Summarized unaudited statement of operations information for Prolexys for the years ended June 30, 2006, 2005, and 2004 is as follows:

In thousands	2006	2005	2004
Total revenues	$ 1,253	$ 694	$ 1,108
Other operating costs and expenses	33,310	20,539	33,560
Net loss	(23,802)	(17,090)	(26,508)

(11) PUBLIC OFFERING OF COMMON STOCK

In November 2005, the Company received $139.7 million in net proceeds from an underwritten public offering of 8,050,000 shares of common stock pursuant to the Company's outstanding shelf registration on Form S-3 (Registration No. 333-123914). The Company has approximately $151.1 million of securities available for sale under the shelf registration statement.

(12) CONTINGENCIES

Various legal claims have been filed against the Company that relate to the ordinary course of business and are currently pending resolution. In the opinion of management upon consultation with legal counsel, the ultimate resolution of these matters will not have a material adverse effect on the financial position or future results of operations of the Company.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Myriad Genetics, Inc.:

We have audited the accompanying consolidated balance sheets of Myriad Genetics, Inc. and subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended June 30, 2006. In connection with our audits of the consolidated financial statements, we have also audited the accompanying consolidated financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Myriad Genetics, Inc. and subsidiaries as of June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Myriad Genetics, Inc.'s internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated September 6, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Salt Lake City, Utah
September 6, 2006

MYRIAD.

Myriad Genetics, Inc.
320 Wakara Way
Salt Lake City, Utah 84108

www.myriad.com